

November 30, 2012

<u>Via E-mail</u>
Mr. John D. Gibbons
Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046-0908

      Re: W&T Offshore, Inc.
              Form 10-K for Fiscal Year ended December 31, 2011
              Filed February 27, 2012
              File No. 1-32414

Dear Mr. Gibbons:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director

cc: James M. Prince
     Vinson & Elkins, LLP